Mail Stop 4561

July 24, 2008

Robert A. Kotick
Chief Executive Officer and President
Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

      Re: Activision, Inc.
            Form 10-K for the Fiscal Year Ended March 31, 2008
            Filed May 30, 2008
            File No. 001-15839

Dear Mr. Kotick:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2008

General

1.   We note that you have included on the facing page of the Form 10-K the file
      number 0-12699 when the file number currently assigned to you in EDGAR is 1-
      15839. Please confirm that your understanding regarding your current
      Commission File Number and confirm that you will use the current file number
      when filing reports on Form 10-K in the future. Alternatively, please tell us why
      you believe it is appropriate to use a file number that is different from the one
      currently assigned to you.

Business, page 3

2.   You state on page 9 that on a worldwide basis, your largest customers, Wal-Mart
      and GameStop, accounted for approximately 14% and 13%, respectively, of
      consolidated net revenues for the fiscal year ended March 31, 2008. To the extent
      you have contractual agreements with these customers, please tell us what
      consideration you gave to filing the agreements as exhibits to the registration
      statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 76

3.   We note that your principal executive and financial officers concluded that
      Activision's disclosure controls and procedures were effective to provide
      reasonable assurance that information required to be disclosed by the Company in
      the reports that it files or submits under the Exchange Act is recorded, processed,
      summarized, and reported on a timely basis. Please confirm, if true, that your
      principal executive and financial officers also concluded that the disclosure
      controls and procedures were effective to ensure that information required to be
      disclosed in the reports that it files or submits under the Exchange Act is
      accumulated and communicated to its management, including its principal
      executive and financial officers, to allow timely decisions regarding required
      disclosure. In addition, please provide us with a representation that you will
      conform your disclosures in future filings to comply with Item 307 of Regulation
      S-K. Please refer to Rule 13a-15(e) of the Exchange Act.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-5

4.   Tell us how you considered disclosing sales and maturities of marketable securities separately within the investing activities section of your statements of cash flows. Refer to paragraph 18 of SFAS 115.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Revenue Recognition, page F-10

5.   In fiscal 2008, we note that you began to defer revenue related to the title, *Enemy Territory: Quake Wars (PC),* based on a determination that this title contained a more-than-inconsequential separate service deliverable for which VSOE does not exist. We further note that you expect this revenue recognition method to be applied to several additional titles in fiscal 2009. Please explain to us the criteria used to determine whether deferral is appropriate and refer to the relevant accounting guidance supporting your decision process. In addition, describe the costs that will be deferred and provide us with the GAAP rationale.

6.   In 2007, we inquired as to why you were not deferring revenue in connection with the online functionality of your games. We asked you to justify your approach using Call of Duty 3 for the Xbox 360 console as an example. In your response, you indicated that you had no continuing involvement in hosting, maintaining, or servicing the Xbox Live environment. Further, you asserted that you had satisfied all obligations related to the game's online play at the initial sale of the game. In order for us to understand the evolution of your position regarding online functionality, tell us why you did not defer any revenue related to the Call of Duty 4 title on the Playstation 3 console. It is our understanding that developers, such as Infinity Ward, must maintain their own servers for purposes of hosting online play on this console. If our understanding is correct, explain to us how you were able to conclude that you had no continuing involvement in hosting, maintaining, or servicing the online environment for this particular title. In addition, tell us how you concluded that all obligations had been satisfied related to the game's online play at the initial sale of the game. If our understanding is not correct, please clarify.

7.   Please provide us with a comprehensive analysis of how Vivendi Games has evaluated the online functionality as it pertains to the non-subscription portion of their business.

Exhibits 31.1, 31.2 and 31.3

8.   We note that the lead sentence of the certifications includes the titles of the certifying officers. Please note that the certifications must be provided in the exact form set forth in Item 601(b)(31). Please confirm your understanding of the form requirements and provide us with a representation that you will conform your disclosure in future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief